FORM 4                                                     OMB APPROVAL
                                                  -----------------------------
[_]  Check this box if no longer                  OMB Number:         3235-0287
     subject to Section 16.                       Expires:   September 30, 1998
     Form 4 or Form 5 obligations                 Estimated average burden
     may continue. See                            hours per response . . .  0.5
     Instruction 1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print of Type Responses)
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1.   Name and Address of Reporting Person

     Mendelsohn                    Lawrence                 A.
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   (Last)                           (First)             (Middle)

     1631 SW Columbia Street
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                                    (Street)

     Portland                          OR                97201
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Wilshire Real Estate Investment Inc. (WREI)

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3.   IRS or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year

     April 2000

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify title below)

                      President
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                2.                  Code         ------------------------------- Owned at End   (D) or    Indirect
1.                              Transaction         (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security               Date                ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                      (Month/Day/Year)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                        25,000         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        80,000         I      By LP (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    4/14/00               P              7,500        A     $2.125                     I      By LLC (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                    4/17/00               P              7,000        A     $2.125     157,301         I      By LLC (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       150,801         I      By LLC (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       109,736         I      By Spouse
------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
====================================================================================================================================


                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Stock Options       $4.53   9/30/99    A   V     A            (4)   9/30/09   Common    350,000   $4.53   350,000    D
                                                                              Stock
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1)  These securities are held by the Mendelsohn Family Limited Partnership, a limited partnership.  The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(2)  These securities are held by RPM Capital LLC, a limited  liability company.  The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)  These securities are held by AIM Capital LLC, a limited  liability company.  The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(4)  Vest 1/4 per year.

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                        /s/Lawrence A. Mendelsohn                                 May 10, 2000
                                                  ---------------------------------------------            -----------------------
                                                        **Signature of Reporting Person                             Date
                                                          Lawrence A. Mendelsohn


Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                                                                                                                            Page 2
                                                                                                                   SEC 1474 (7-96)
